                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                PERFICIENT, INC.
                                ----------------
                                (Name of Issuer)

                         COMMON STOCK ($.001 per share)
                         ------------------------------
                         (Title of class of securities)

                                   71375U 10 1
                                   -----------
                                 (CUSIP NUMBER)

                                David S. Lundeen
                               8309 Club Ridge Dr.
                               Austin, Texas 78735
                                 (512) 327-8885
                                 --------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                Randall S. Parks
                                Hunton & Williams
                              951 East Byrd Street
                               Richmond, VA 23219
                                 (804) 788-8200

                                January 11, 2002
                                ----------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

               Check the following box if a fee is being paid with
                               this statement [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The total number of shares of common stock reported as beneficially owned by Watershed-Perficient, LLC, herein is 937,500 which constitutes approximately 13.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 7,198,733 shares outstanding, including 937,500 shares issuable upon conversion of 625,000 shares of Series A Convertible Preferred Stock and upon exercise of 312,500 Warrants to purchase common stock, held by Watershed-Perficient, LLC.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 2 of 9 Pages


------------------------------                                                                                  --------------------
CUSIP NO.        71375U 10 1                             13D                                                     Page 3 of 9 Pages
------------------------------                                                                                  --------------------
------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Watershed-Perficient, LLC.
------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                     (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC

------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                                                                         [ ]
------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES       7      SOLE VOTING POWER
      BENEFICIALLY                937,500
        OWNED BY
         EACH
       REPORTING           ---------------------------------------------------------------------------------------------------------
       PERSON WITH         8      SHARED VOTING POWER
                                  - 0 -
                           ---------------------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  937,500

                           ---------------------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  - 0 -

------------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            937,500

------------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                                                                         [ ]

------------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%

------------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             OO

------------------------------------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------------                                                                                  --------------------
CUSIP NO.        71375U 10 1                             13D                                                     Page 4 of 9 Pages
------------------------------                                                                                  --------------------
------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             David S. Lundeen
------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                     (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF

------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                                                                         [ ]
------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES       7      SOLE VOTING POWER
      BENEFICIALLY                333,235
        OWNED BY
         EACH
       REPORTING           ---------------------------------------------------------------------------------------------------------
       PERSON WITH         8      SHARED VOTING POWER
                                  937,500
                           ---------------------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  333,235

                           ---------------------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  937,500

------------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,270,735

------------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                                                                         [ ]

------------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.7%

------------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             IN

------------------------------------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

         The class of equity security to which this statement relates is the common stock, par value $.001 per share (the "Common Stock") of Perficient, Inc., a Delaware corporation (the "Issuer"). Watershed-Perficient, Inc. ("Watershed-Perficient") has acquired Series A Convertible Preferred Stock (the "Convertible Preferred Stock") which is convertible into Common Stock, and warrants (the "Warrants") to purchase Common Stock. The principal executive offices of the Issuer are located at 7600-B North Capital of Texas Highway, Austin, Texas 78731.

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed jointly by Watershed-Perficient and by David S. Lundeen ("Lundeen"). The foregoing entity and individual are collectively referred to as the "Reporting Persons."

         (a)-(c) and (f). Watershed-Perficient is principally engaged in the business of venture capital investment. The address of the principal business office of Watershed-Perficient is 8309 Club Ridge Dr., Austin, Texas 78735. Watershed-Perficient is a Delaware limited liability company. The following information with respect to Mr. Lundeen, the sole managing member of Watershed-Perficient, is set forth on Schedule A: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than Watershed-Perficient for which such information is set forth above. The citizenship of each of the individuals identified pursuant to paragraphs (a) through (c) is identified on Schedule A hereto.

         (d)-(e). During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Watershed-Perficient acquired beneficial ownership of the securities that are the subject of this filing in the ordinary course of business with $625,000 of working capital.

         Mr. Lundeen acquired beneficial ownership of 333,235 of Common Stock in the ordinary course of business with personal funds.

Item 4.  Purpose of Transaction.
         ----------------------

         Watershed-Perficient acquired beneficial ownership of the securities that are the subject of this filing for investment purposes, consisting of 625,000 shares of Convertible Preferred Stock

                               Page 5 of 9 Pages
and Warrants to purchase 312,500 shares of Common Stock pursuant to a Convertible Preferred Stock Purchase Agreement dated as of December 21, 2001 (the "Preferred Stock Purchase Agreement"). The conditions to the initial funding of the purchase were satisfied on January 11, 2002.

         Watershed-Perficient and the holders of Convertible Preferred Stock, as a class, will have the right to designate one director or one observer in lieu thereof. The initial designee is Mr. Michael J. Cromwell, III. On and after the fifth anniversary of the issuance of the Convertible Preferred Stock, Watershed-Perficient and the Convertible Preferred Stock shareholders, as a class, will have the right to designate 50% of the members of the board of directors.

         The Reporting Persons expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, from time to time in the future, Watershed-Perficient may (1) convert the Convertible Preferred Stock into Common Stock, or (2) exercise the Warrants to purchase Common Stock for investment purposes. Watershed-Perficient may, subject to the Investor Rights Agreement dated December 21, 2001, from time to time sell all or a portion of the Common Stock that it now holds either in private placements, in the open market pursuant to Rule 144, and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933. The Reporting Persons may also make additional purchases of the Issuer's Common Stock.

         Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

                               Page 6 of 9 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Under the Preferred Stock Purchase Agreement, Watershed-Perficient purchased 625,000 shares of Convertible Preferred Stock and Warrants to purchase 312,500 shares of Common Stock. By way of the Preferred Stock Purchase Agreement, several other (i.e. independent of Watershed-Perficient) investors (the "Additional Investors") acquired Convertible Preferred Stock and Warrants.

         Watershed-Perficient disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors. Therefore, Watershed-Perficient beneficially owns 937,500 shares of Common Stock on an as converted basis. This number includes 312,500 shares of Common Stock which Watershed-Perficient has a right to acquire pursuant to the exercise of the Warrants to purchase Common Stock and the conversion of the Convertible Preferred Stock. Based on the 7,198,733 of shares of Common Stock issued and outstanding, Watershed-Perficient may be deemed the beneficial owner of approximately 13.0% of the outstanding Common Stock.

         Except as otherwise described herein, none of the managing members of Watershed-Perficient are the beneficial owners of any shares of Common Stock purchased or to be purchased by Watershed-Perficient.

         Mr. Lundeen may be deemed to be the beneficial owner of an aggregate of 1,270,735 shares of Common Stock, representing approximately 17.7 % of the issued and outstanding shares of Common Stock of the Issuer, as follows. Mr. Lundeen may be deemed to beneficially own the 937,500 shares of Common Stock beneficially owned by Watershed-Perficient. In addition, Mr. Lundeen holds 333,235 shares of Common Stock.

         (b) Watershed-Perficient has the sole power to vote and direct the vote or to dispose or direct the disposition of 937,500 shares of Common Stock on an as converted basis.

         As managing member of Watershed-Perficient, Mr. Lundeen has the sole power to vote or direct the vote or dispose of or direct the disposition of any shares of Common Stock purchased or to be purchased by Watershed-Perficient. As a holder of 333,235 shares of Common Stock, Mr. Lundeen has the sole power to vote or direct the vote or dispose of or direct the disposition of such shares.

         (c) The Reporting Persons have not had any transactions in the Common Stock within the past 60 days.

         (d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or to be purchased by Watershed-Perficient.

                               Page 7 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of  the Issuer.
         ----------------------------

         Watershed-Perficient and the Issuer are parties to the following agreements: Convertible Preferred Stock Purchase Agreement, Escrow Agreement and Investor Rights Agreement. Mr. Lundeen is a party to the Shareholder Voting Agreement.

         Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Convertible Preferred Stock Purchase Agreement, dated as of December 21, 2001, by and among Perficient, Inc., a Delaware corporation, and the persons listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed by Perficient, Inc. on January 17,
            2002).

         2. Investor Rights Agreement, dated as of January 7, 2002, by and among Perficient, Inc., and the holders of Perficient, Inc.'s Series A Preferred Stock set forth on Exhibit A thereto (incorporated by reference to Exhibit 10.2 of Form 8-K filed by Perficient, Inc. on January 17, 2002).

         3. Form of Shareholder Voting Agreement, dated as of December 21, 2001, and schedule of grantors and shares covered (incorporated by reference to Exhibit 3 of Schedule 13D filed by WWC Capital Fund, L.P. on January 23, 2002).

         4. Escrow Agreement, dated as of January 7, 2002, by and among Perficient, Inc., Continental Stock Transfer & Trust Company, and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 4 of Schedule 13D filed by WWC Capital Fund, L.P. on January 23, 2002).

                               Page 8 of 9 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                    WATERSHED-PERFICIENT, LLC.

                                            By:      /s/ David S. Lundeen
                                                    ----------------------------
                                            Name:   David S. Lundeen
Date:  January 22, 2002                     Title:  Managing Member




                                            By:       /s/ David S. Lundeen
                                                     ---------------------------
Date:  January 22, 2002                     Name:   David S. Lundeen


                                Page 9 of 9 Pages

                                   Appendix A
                                   ----------

                                 Managing Member
                                 ---------------

      Managing Member(s):        David S. Lundeen

                 Address:        8309 Club Ridge Dr.
                                 Austin, Texas 78735
              Occupation:        Investor
             Citizenship:        United States